

October 5, 2011

Via E-Mail
Wolfgang U. Nickl
Senior VP and Chief Financial Officer
Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, CA 92612

> **Re:** **Western Digital Corporation**
> **Form 10-K for the Fiscal Year Ended July 1, 2011**
> **Filed August 12, 2011**
> **File No. 001-08703**

Dear Mr. Nickl:

We have reviewed your letter dated September 22, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 8, 2011.

Form 10-K for the Fiscal Year Ended July 1, 2011

Management's Discussion and Analysis of Financial Condition and Results of

Operations, Liquidity and Capital Resources, page 46

1.   We note your response to our prior comment 1 and the proposed disclosure that you intend to include in your next Form 10-Q. Although the company does not expect the geographic location of its cash and cash equivalents to have a material effect on your overall liquidity or capital resources, the Staff continues to believe it is important for investors to know the specific amount of cash held overseas. In this regard, we do not believe your reference to a "significant majority" appropriately conveys the monies that are available to fund domestic operations such as payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their

repatriation. Please revise your disclosure to include the specific amount of cash and cash equivalents held overseas or explain further to us why you believe such disclosure is not appropriate.

Item 8. Financial Statements and Supplementary Data

Note 5. Legal Proceedings, page 58

2.   You indicate in your response to prior comment 3 that one of the factors that prevent the company from providing an estimate of reasonably possible losses is that damages may not be specified by plaintiffs. This fact does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. Please confirm if, in such cases, you consider past experience, legal advice, etc., that may still provide sufficient insight into developing the reasonably possible loss or range of loss before determining that a reliable estimate cannot be made.

3.   Additionally, you also indicate that considerable uncertainty remains after trial or arbitration commences or has been completed but no decision has been rendered as uncertainties about the perceived credibility of witnesses, the unpredictability of the decision-maker or jury and the potential for post decision motions remain present. Please note that ASC 450 does not require estimation with precision or certainty. Accordingly, the reasonably possible range of loss should still be provided in such cases, unless other factors exist which prevent you from establishing a reasonable estimate. In this regard, please tell us why you were unable to establish a reasonable estimate of a reasonably possible loss for the pending legal matter with Seagate Technology LLC.

    You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief